

November 22, 2017

Martin L. White
President and Chief Executive Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

>   **Re: Aptevo Therapeutics Inc.**
>   **Registration Statement on Form S-3**
>   **Filed November 13, 2017**
>   **File No. 333-221499**

Dear Mr. White:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed on 11/13/17

Cover Page

1.   We note your disclosure on the cover page to your equity distribution prospectus indicating that sales may be made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices. Please tell us whether these sales methods satisfy the "at the market" definition under Rule 415. If any sales method does not constitute a sales method that is deemed an "at the market" offering as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file a prospectus supplement at the time of such

sales or tell us why such additional filing would not be necessary.

General

2.	We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Alan Hambelton, Esq.